Exhibit (a)(1)(x)
Merrill Lynch Stationary
RE: Offer to Purchase Common Shares of The Scotts Miracle-Gro Company
Notice to Holders of Vested Stock Options and Freestanding Stock Appreciation Rights:
     As you may already know, The Scotts Miracle-Gro Company (“SMG” or the “Company”) has recently announced its offer to purchase up to 4,504,504 of the Company’s common shares, without par value (the “Shares”), at a price specified by such shareholders not less than $48.50 nor greater than $55.50 per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2007 and in the related Letter of Transmittal (such documents and related materials, the “Offer Documents”), which together as may be amended or supplemented from time to time constitute the tender offer (the “Offer”). You may obtain copies of the Offer Documents by calling D.F. King & Co., Inc. at (800) 714-3312.
     As a holder of vested stock options and/or vested freestanding stock appreciation rights under one or more of the Company’s 1996 Stock Option Plan, 2003 Stock Option and Incentive Equity Plan, and 2006 Long-Term Incentive Plan, you may wish to exercise any or all of your options and/or freestanding stock appreciation rights that are vested on or before Thursday, February 1, 2007, and then tender the Shares so acquired to the Company pursuant to the terms of the Offer. Unless the Offer is extended by the Company, Thursday, February 1, 2007, is the last day that you may exercise your vested options and/or freestanding stock appreciation rights in order to tender the Shares subject to such options and/or freestanding stock appreciation rights in the Offer. To obtain information pertaining to your exercisable awards, including the grant and expiration dates, exercise price, and the number of options and/or freestanding stock appreciation rights from each grant that are exercisable as of Thursday, February 1, 2007, you will need to go to our website. Please follow the instructions set forth below to access our website and determine the number of vested options and/or freestanding stock appreciation rights that you may elect to exercise at this time:
          Step 1: Connect to the Internet
          Step 2: Log on to www.bol.ml.com
          Step 3: Enter
     You will need your User ID and Password. If you need assistance with accessing the website or resetting your Password, please call (866) 820-1492. Note that your vested options and/or freestanding stock appreciation rights will be designated as “vested quantity” under your Grant Summary Balance on the website.
     It should be noted that the tender offer does not change your right to exercise your stock options and/or freestanding stock appreciation rights, or the terms and conditions of your grants. As a participant in the stock option program, you have the right to exercise your options to buy Company stock or to exercise your freestanding stock appreciation rights at the grant or base price until your grant(s) expire subject to the terms of your award agreement(s). You may continue to utilize any of the exercise methods that are currently available to you. If you choose to exercise options using the Cashless Sell method (where you exercise your options to buy and simultaneously sell your Shares for cash) you will not become an owner of Company Shares. This means that you will not be able to tender those Shares into the tender offer. However, if you choose to exercise your options using the Exercise and Hold or the Combination Exercise (exercise and sell enough Shares to cover the cost of exercise and taxes, holding the remaining Shares) methods, you will become an owner of Company Shares, and therefore, you may choose to tender some or all of your Shares.
     You will need to carefully evaluate the Offer Documents, which you may obtain by calling D.F. King & Co., Inc. at (800) 714-3312, to determine if participation would be advantageous to you, based on, among other things, your vested stock option and/or freestanding stock appreciation rights exercise or base prices, the dates your stock option and/or freestanding stock appreciation rights awards were granted and the years you have left to exercise your grants, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the Offer.
     If you choose to exercise and are timely in doing so, you may tender your Shares pursuant to the Offer. Note that the Company may not purchase all Shares tendered and that Shares purchased by the Company will not participate in the anticipated special dividend discussed in the Offer Documents. Alternatively, you may exercise your stock options and/or freestanding stock appreciation rights and hold the resulting Shares for purposes of receiving the special dividend. According to the Company, if you choose not to exercise your outstanding stock options and/or freestanding stock appreciation rights, it is anticipated that they will be adjusted in a manner that maintains essentially the same fair value for your award(s) pre- and post-dividend. The contemplated adjustment methodology involves a decrease in the exercise or base price and an increase in the number of Shares subject to the award to account for the effect that the special dividend will have on the trading value of the Company’s Shares on the ex-dividend date. These adjustments will be made in accordance with Federal income tax regulations and will have no adverse tax consequences on a grant holder. An example is enclosed to illustrate how the contemplated adjustment works.
     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (the “Purchase Price”), not less than $48.50 nor greater than $55.50 per share, that it will pay for the Shares validly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest price that will allow it to purchase 4,504,504 Shares or, if a lesser number of Shares are validly tendered, such lesser number as are validly tendered and not properly withdrawn. All shareholders whose Shares are purchased by the Company will receive the Purchase Price for each Share purchased in the Offer.
     If the Company is unable to purchase 4,504,504 Shares in the Offer, it will consider, in its sole discretion, various other options, including, among other things, additional Share repurchases. SMG expressly reserves the right, in its sole discretion, to purchase additional Shares subject to applicable legal requirements.

     Holders of vested Company stock options and/or freestanding stock appreciation rights who exercise and tender the Shares underlying such options and/or freestanding stock appreciation rights will have their Shares purchased by the Company on the same basis as other holders of Shares. There can be no guarantee that all Shares acquired pursuant to an exercise of vested options and/or freestanding stock appreciation rights, or any other method, will be purchased by the Company. This should be considered in deciding to exercise an option or freestanding stock appreciation rights.
     We strongly encourage you to discuss the Offer with your tax, financial, or other advisors and that you request and study the Offer Documents if you might wish to consider participating in the tender. You may wish to refer to the general tax consequences of exercising an option or a stock appreciation right which are described in the prospectuses relating to the Plans under which the options were granted.
     If you decide to exercise any of your vested stock options and/or freestanding stock appreciation rights or have any questions, please contact Merrill Lynch/Edward J. Yen & Associates at (800) 285-0648 or 614-848-3223. The Offer will expire at 12:00 midnight, New York City time, on Thursday, February 8, 2007 (the “Expiration Date”) unless extended by the Company. If you intend to exercise stock options and/or freestanding stock appreciation rights in order to tender Shares in the Offer, you must exercise your options and/or freestanding stock appreciation rights no later than 4:00 p.m., New York City Time, Thursday, February 1, 2007, in order to obtain Shares to tender by Thursday, February 8, 2007.
     Upon the terms and subject to the conditions of the Offer, if more than 4,504,504 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, have been validly tendered and not properly withdrawn prior to the Expiration Date, at prices at or below the purchase price, the Company will purchase Shares on the following basis:
•	first, all Shares properly tendered before the Expiration Date from all holders of an aggregate of fewer than 100 Shares (“odd lots”) who (1) tender all Shares owned beneficially or of record at a price at or below the Purchase Price (partial tenders will not qualify for this preference), and (2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery;

•	second, subject to the conditional tender provisions described in the Offer to Purchase, all other Shares properly tendered at or below the Purchase Price, on a pro rata basis; and

•	third, only if necessary to permit the Company to purchase 4,504,504 Shares, or such greater number of Shares as the Company may elect to purchase subject to applicable law, Shares conditionally tendered (for which the condition was not initially satisfied) before the Expiration Date, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares.

     The Offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Banc of America Securities LLC, the Dealer Manager for the Offer, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Merrill Lynch
By:	Edward J. Yen /s/

Enclosure

The Scotts Miracle-Gro Company
Special One-Time Dividend Adjustment Example*
     As an illustration, assume SMG declares a $7 per share special dividend when its stock is trading at $52 per share. On the “ex-dividend date” its stock then starts to trade for $45 per share ($45 per share plus $7 in cash equals $52 per share in total value). Assume you hold outstanding options or free standing stock appreciation rights (SARs) for 1,000 shares at an exercise/base price of $30. The following example reflects how the contemplated adjustment would be made to maintain essentially the same intrinsic value of options and SARs both before and after the ex-dividend date.
Starting Assumptions:

Stock price immediately prior to ex-dividend date	$52
Special one-time dividend	$7
Options or SARs outstanding	1,000
Exercise/base price	$30

Intrinsic value prior to dividend	$22,000	($52 minus $30 times 1,000)
Step 1: Adjust Exercise/Base Price:

Initial ratio of exercise/base price to market value	57.69%	($30 divided by $52)
Post dividend stock price	$45.00
New exercise/base price	$25.96	(57.69 % of $45)
Intrinsic value based on adjustment [A]	$19,040	($45 minus $25.96 times 1,000)
Step 2: Increase In Shares Subject To Grant:

Pre-/post-dividend market value ratio	1.155	($52 is divided by $45)
Grant adjustment increase	155 shares	(1,000 options times 15.5%)
Intrinsic value of increased shares [B]	$2,960**	(155 times $19.04 [$45 minus $25.96])

Intrinsic value post “ex-dividend” [A+B]	$22,000	($19,040 plus $2,960)

* Note that the above example reflects the methodology which has been approved by the Compensation and Organization Committee (the “COC”) of the Board of Directors of The Scotts Miracle-Gro Company (“SMG”). Any adjustment of unexercised options or freestanding stock appreciation rights is subject to the declaration of the special dividend by SMG’s Board of Directors and the final approval of the adjustment by the COC.

** Rounded. To assure tax and accounting compliance, in making the actual adjustments, exercise and base prices are generally rounded up to the next whole cent and share numbers are generally rounded down to the next whole share.